

April 8, 2011

Paul M. Meurer
Executive Vice President, Chief Financial Officer and Treasurer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, CA 92025-3873

> **Re:** **Realty Income Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **File No. 001-13374**

Dear Mr. Meurer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1.   In future filings, please disclose the average effective annual rental per square foot on a portfolio basis, discuss leasing results for the reporting period, and include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions. In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursements, as applicable.

Lease Expirations, page 15

2.   In future filings please include a column to the table that indicates the total area in square feet covered by the expiring leases.

Risk Factors, page 18

3.   Please tell us whether you consider your current concentrations in California (10.8% of annualized rent) and Texas (8.8% of annualized rent) to represent a material risk. If so, please discuss such risk in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

4.   In future filings please provide disclosure regarding rental rate trends on new and renewed leases.

Liquidity and capital resources, page 29

5.   In future filings please supplement your discussion of sources of cash with a discussion of anticipated cash uses for the remaining fiscal year, including anticipated development and redevelopment costs, acquisition costs, debt principal and interest payments and equity dividend commitments.

Rental Revenue, page 35

6.   Please tell us how you determine the same store pool. We may have further comments.

Adjusted Funds From Operations Available to Common Stockholders, page 43

7.   Please tell us, and disclose in future filings the reasons why you believe that presentation of the non-GAAP financial measure AFFO provides useful information to investors regarding your financial condition and results of operations. We note that you consider it to be an appropriate supplemental measure of your performance because it provides analysts and investors with an additional indicator of your ability to pay dividends, but you also note in the last paragraph on page 43 that AFFO should not be considered as a measure of liquidity or of your ability to make cash distributions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney – Advisor

Cc: Paul Meurer, Chief Financial Officer
        Via facsimile (760) 741-2235